Exhibit 23.2

 CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS
We hereby consent to the use of the name Netherland, Sewell & Associates, Inc.; the references to our audit of Matador Resources Company’s proved oil and natural gas reserves estimates and future net revenue at December 31, 2023; and the inclusion of our corresponding audit letter, dated January 17, 2024, in this Annual Report on Form 10-K of Matador Resources Company for the fiscal year ended December 31, 2023, as well as in the notes to the financial statements included therein. In addition, we hereby consent to the incorporation by reference of our audit letter, dated January 17, 2024, in Matador Resources Company’s Forms S-8 (File No. 333-180641, File No. 333-204868, File No. 333-231989 and File No. 333-266409).

NETHERLAND, SEWELL & ASSOCIATES, INC.

By:	/s/ Eric J. Stevens
Eric J. Stevens, P.E.
President and Chief Operating Officer

Dallas, Texas
February 27, 2024